July 31, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kathleen Krebs, Special Counsel
Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Staff Accountant

Re:	BigCommerce Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-239838)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 2,800 copies of the Preliminary Prospectus dated July 28, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, August 4, 2020 or as soon thereafter as practicable.

[ Signature page follows ]

Very truly yours,

MORGAN STANLEY & CO. LLC BARCLAYS CAPITAL INC.

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Genevieve Kinney
Name: Genevieve Kinney
Title: Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Managing Director

[Signature Page to BigCommerce Holdings, Inc. Acceleration Request]